05036292

UNITED STATES
[SECURITIE]S AND EXCHANGE COMMISSION
[W]ashington, D.C. 20549

BB 3/4

CM 3/10

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 51509

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2004 (MM/DD/YY) AND ENDING December 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FIXED INCOME SECURITIES, LP

OFFICIAL USE ONLY
46727
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

18925 Base Camp Road
(No. and Street)

Monument (City) Colorado (State) 80132 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jack Simkin (858) 689-8100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HATFIELD & HATFIELD, INC.
(Name – *if individual, state last, first, middle name*)

7424 Greenville Avenue, Suite 100, Dallas, Texas 75231-4507
(Address) (City) (State) (Zip Code)

PROCESSED
MAR 11 2005
THOMSON
FINANCIAL

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 24 2005
WASH., D.C.
179

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Jack Simkin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Fixed Income Securities, LP, as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Sr. V.P. and Partner
Title

Barbara Wass
Notary Public

BARBARA WASS
COMM. #1461311
NOTARY PUBLIC ○ CALIFORNIA
SAN DIEGO COUNTY
Commission Expires Jan. 18, 2008

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FIXED INCOME SECURITIES, LP

Report Pursuant to Rule 17a-5(d)

DECEMBER 31, 2004

HATFIELD & HATFIELD, INC
CERTIFIED PUBLIC ACCOUNTANTS
A PROFESSIONAL CORPORATION

DALLAS
Vickery Park Office Building
7424 Greenville Avenue, #100
Dallas, Texas 75231-4507
214-361-2443

FORT WORTH
H&H Professional Building
5555 Bridge Street, #100
Fort Worth, Texas 76112
817-492-9400

INDEPENDENT AUDITORS' REPORT

The Partners and Audit Committee
Fixed Income Securities, LP

We have audited the accompanying statement of financial condition of Fixed Income Securities, LP, as of December 31, 2004, and the related statements of income, changes in partners' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the partnership's management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Fixed Income Securities, LP, as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

HATFIELD & HATFIELD, INC., PC
Dallas, Texas
January 28, 2005

FIXED INCOME SECURITIES, LP
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS

Cash		$ 719,380
Due from Brokers and Dealers		
Clearing Account	$ 100,774	
Other Accounts Receivable	27,698	
Clearing Company Account Receivable	7,040,273	7,168,745
Other Accounts Receivable		120,677
Prepaid Expenses		177,872
Securities		
Debt Securities	25,752,641	
Other Securities	99,965	25,852,606
Furniture and Equipment		
(net of Accumulated Depreciation of $648,163)		920,994
Goodwill (net of Amortization)		639,963
Petty Cash		1,200
Deposits		36,704
Total Assets		$35,638,141

LIABILITIES AND PARTNERS' EQUITY

Accounts Payable and Accrued Expenses	$ 1,465,932
Due to Brokers and Dealers	
Debt Securities/Trading Account	22,736,516
Commitments and contingent liabilities	see notes
Liabilities Subordinated to Claims of General Creditors	none
Total Liabilities	24,202,448
Partners' Equity	11,435,693
Total Liabilities and Partners' Equity	$35,638,141

The accompanying notes are an integral part of these financial statements.

FIXED INCOME SECURITIES, LP
STATEMENT OF CHANGES IN PARTNERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2004

Balance at 1/01/04	$10,239,537
Contributions	none
Net Income	3,406,156
Withdrawals	<2,210,000>
Balance 12/31/04	$11,435,693

The accompanying notes are an integral part of these financial statements.

FIXED INCOME SECURITIES, LP
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2004

REVENUES	
Gross Revenues	$ 26,896,348
Bank Interest	18,481
UIT/AAM Income	5,235,178
Interest & Dividend Income	902,857
Clearing House Conversions	120,700
Commissions and Other Income	10,764
Other Trading Income	1,170,701
Unrealized Gains & Losses on Securities (net)	< 2,302,205>
	$ 32,052,824
EXPENSES	
Leased Employee Costs	19,585,658
Management Fees	1,053,000
Clearance	1,915,696
Trading Transactions	1,327,844
Communication	1,105,706
Occupancy	518,433
Depreciation & Amortization	305,441
Other Operating Expenses	2,834,891
	28,646,669
Income Before Taxes	3,406,155
Income Taxes-Current	See Notes
Net Income <Loss>	$ 3,406,155

The accompanying notes are an integral part of these financial statements.

FIXED INCOME SECURITIES, LP
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2004

Cash flows from operating activities:

Net income <Loss>	$ 3,406,155
Depreciation	305,411
Increase in petty cash	< 1,200>
Increase in due from brokers and dealers	< 1,826,051>
Increase in other accounts receivable	< 105,362>
Increase in prepaid expenses	< 29,775>
Increase in deposits	< 2,252>
Increase in investments	< 7,480,189>
Decrease in accounts payable and accrued expenses	< 144,053>
Increase in due to broker/dealers	9,700,016
Cash flows from operations	3,822,700
Cash flows from investing activities:	
acquisition of goodwill	< 669,729>
acquisition of fixed equipment	< 299,418>
withdrawal of partners' capital	< 2,210,000>
Cash flows from investing activities	<3,179,147>
Net cash flows	643,553
Beginning cash balance January 1, 2004	75,827
Ending cash balance December 31, 2004	$ 719,380

The accompanying notes are an integral part of these financial statements.

FIXED INCOME SECURITIES, LP
STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2004

Balance January 1, 2004	$ none
Changes during 2004	none
Balance December 31, 2004	$ none

The accompanying notes are an integral part of these financial statements.

SCHEDULE I

FIXED INCOME SECURITIES, LP

STATEMENT OF COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

DECEMBER 31, 2004

Total ownership equity from the statement of financial condition		$11,435,693
Deduct ownership equity not allowable for net capital		none
Total ownership equity qualified for net capital		11,435,693
Add:		
1. Liabilities subordinated to claims of general creditors allowable in computation of net capital		none
2. Other allowable credits		none
Total capital and allowable subordinated liabilities		11,435,693
Deductions and/or charges		
1. Total non-allowable assets from statement of financial condition	$1,925,108	
2. Current note deficiency	none	
3. Commodity futures, contracts and spot commodities, proprietary capital changes	none	
4. Other deductions and/or changes	none	<1,925,108>
Subtotal		9,510,585
Other Additions and/or allowable credits (lists)		
Haircuts on securities (computed where applicable) pursuant to 15c-3-1		
1. Contractual securities commitment	$ none	
2. Subordinated securities borrowings	none	
3. Trading and investments securities:		
a. Exempted securities	none	
b. Debt securities	1,991,505	
c. Options	none	
d. Other securities	14,995	
4. Undue concentrations	none	
5. Other	none	<2,006,500>
NET CAPITAL		$ 7,504,085

Schedule I continued on next page

SCHEDULE I (continued)
FIXED INCOME SECURITIES, LP
RECONCILIATION OF THE STATEMENT COMPUTATION
OF NET CAPITAL AND THE COMPUTATION OF RESERVE
REQUIREMENTS AND THE BROKER-DEALER'S
CORRESPONDING UNAUDITED PART II OR
PART IIA, FORM X-17A-5
DECEMBER 31, 2004

	RECONCILIATION WITH COMPANY'S COMPUTATION	COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS
Per audit report at 12/31/04	$ 7,504,084	$ 100,000
Reported by broker-dealer on Part IIA, form X-17A-5	7,504,085	100,000(2)
difference	$ 1(1)	$ None
(1) rounding	$ 1	EXCESS NET CAPITAL $ 7,385,085
		EXCESS NET CAPITAL AT 1000% $ 7,325,584

(2) Minimum dollar Net Capital requirement
$119,000 6.67% of A.I. liabilities

RATIO: Aggregate indebtedness to net capital
.24

SCHEDULE II
FIXED INCOME SECURITIES, LP
COMPUTATION OF RESERVE REQUIREMENT
UNDER RULE 15c-3-3
DECEMBER 31, 2004

	Credits	Debits
1. Free credit balance and other credit balances in customers' security accounts.	$ none	$ none
2. Monies borrowed, collateralized by securities carried for the account of customers.	none	none
3. Monies payable against customers' securities loaned.	none	none
4. Customers' securities failed to receive credit balances in firm accounts which are attributable to principal sales to customers.	none	none
5. Market value of stock dividends, stock splits and similar distributions receivable outstanding over 30 calendar days.	none	none
6. Market value of short security count difference over 30 calendar days old.	none	none
7. Market value of short securities and credits (not to be offset by longs or by debts) in all suspense accounts over 30 calendar days.	none	none
8. Market value of securities which are in transfer in excess of 40 calendar days and have not been confirmed to be in transfer by the transfer agent or the issuer during the 40 days.	none	none
9. Debit balance in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection.	none	none
10. Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver.	none	none
11. Failed to deliver to customers' securities no older than 30 calendar days.	none	none
12. Margin required and on deposit with the Options Clearing Corporation for all options contracts written or purchased in contract accounts.	none	none
Total	$ none	$ none
Excess of total credits over total debits required to be on deposit in the "Reserve Bank Account".	$ none	

FIXED INCOME SECURITIES, LP
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004

Note A Organization and nature of business:

Fixed Income Securities, LP, is a Limited Partnership (the partnership), organized in the State of Texas, effective January 1, 2004. The Partnership's statutory life is perpetual. The partnership is a non-public broker-dealer in securities registered with the Securities and Exchange Commission under (S.E.C.) Rule 15c3-3(K)(2)(ii) which provides that all the funds and securities belonging to the Partnership's customers would be handled by a correspondent broker-dealer. The Partnership's main office is located in Monument, Colorado with additional sales offices in Texas, New York, California, Kansas, and Washington. The Partnership sells securities throughout the United States. The Partnership's main source of revenue is derived from providing financial institutions and individuals with fixed income securities.

The Partnership changed to its operating entity form, effective January 1, 2004, from a limited liability company.

Note B Clearing:

The Partnership has a $100,000 clearing deposit with Pershing, LLC, under a "Fully Disclosed Clearing Agreement".

The Partnership does not carry customer accounts receivable and does not, as a practice, handle the securities of its customers.

Note C Contingencies and commitments:

Commitments:
The Partnership currently leases it premises and equipment under non-cancelable operating leases. The minimum lease payments for the next five years are as follows:

2005	532,398
2006	318,310
2007	174,620
2008	67,871
2009	-0-

Contingencies - the Partnership is a party to various claims and complaints arising in the ordinary course of operations. In the opinion of management, all such claims are without merit, and an unfavorable disposition would not have a material effect on the financial position of the Partnership. Further, the Partnership anticipates no losses due to environmental issues or hazardous employee working conditions.

Note D Significant accounting policies:

Income is recorded when services are completed and expenses are recorded when incurred. The Partnership uses the *accrual method* of accounting.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

For the purposes of the statement of cash flows, the Partnership considers all highly liquid debt instruments purchased with a maturity date of three months or less to be cash equivalents. The statement of cash flows was prepared using the *indirect method.*

Depreciation-Fixed assets are recorded at cost and depreciated over a five to seven year estimated life on the *straight-line method.*

Federal Income Taxes-the company is a Texas Limited Partnership. Federal income taxes are paid at the individual partner's level.

Note E Related Party Transactions:

The Partnership paid $1,053,000 in management fees to Sterling Resources, Inc., the General Partner, during 2004. These expenditures are subject to a written "consent of the partners", dated August 23, 2004.

Note E Partners' Equity:

The Partnership is comprised of Sterling Resources, Inc., acting as the General Partner and thirteen individual limited liability partners. Each partner's individual risk, is limited to their respective investment in the Partnership.

Note F Net Capital Requirements:

The Partnership is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c-3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2004, the Partnership had net capital of $7,504,085, which was $7,385,085, in excess of its required net capital of $119,000.

FIXED INCOME SECURITIES, LP
INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED
BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION
FROM SEC RULE 15c3-3
DECEMBER 31, 2004

HATFIELD & HATFIELD, INC
CERTIFIED PUBLIC ACCOUNTANTS
A PROFESSIONAL CORPORATION

DALLAS
Vickery Park Office Building
7424 Greenville Avenue, #100
Dallas, Texas 75231-4507
214-361-2443

FORT WORTH
H&H Professional Building
5555 Bridge Street, #100
Fort Worth, Texas 76112
817-492-9400

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

The Partners
Fixed Income Securities, LP

In planning and performing our audit of the financial statements of Fixed Income Securities, LP (the partnership), for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Partnership including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11), and for determining compliance with the exemptive provisions of rule 15c3-3. Because the partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the partnership in any way for the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of an internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the company has responsibility are safeguarded against loss from unauthorized use or

disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the partnership's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

HATFIELD & HATFIELD, INC., PC
Dallas, Texas
January 28, 2005